Exhibit 12
AMERUS GROUP CO.
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in thousands, except ratio data)

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Earnings
Pre-tax income from continuing operations	$121,562	$63,185	$260,347	$228,294	$239,238	$89,157	$119,377
Less: Income (loss) from equity investees	2,847	1,410	12,161	8,105	12,563	(3,993)	5,072
Add: Distributed income from equity investees	144	47	1,912	564	1,521	2,591	7,730

	118,859	61,822	250,098	220,753	228,196	95,741	122,035

Combined Fixed Charges and Preferred Stock Dividends	133,710	92,673	562,900	556,985	570,646	492,093	371,667
Less: Preferred stock dividends not included in pre-tax income	2,719	—	2,417	—	—	—	—
Less: Tax gross up on preferred stock dividends	1,366	—	874	—	—	—	—

Total Earnings	$248,484	$154,495	$809,707	$777,738	$798,842	$587,834	$493,702

Combined Fixed Charges
Interest credited to policyowners	$120,385	$84,447	$506,612	$523,231	$538,622	$464,022	$341,575
Interest expense on debt	8,665	7,780	32,173	32,120	30,154	25,487	26,011
Early extinguishment of debt	—	—	19,082	—	—	—	—
Amortization of debt issuance costs	314	236	878	928	1,137	985	3,155
Estimate of interest within rental expense	261	210	864	706	733	1,599	926
Preferred stock dividends	2,719	—	2,417	—	—	—	—
Tax gross up on preferred stock dividends	1,366	—	874	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$133,710	$92,673	$562,900	$556,985	$570,646	$492,093	$371,667

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.86	1.67	1.44	1.40	1.40	1.19	1.33

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